SAMSON OIL & GAS ADVISES ON CLOSE OF SALE OF GAS ASSETS AND EARL #1-13H WELL
Denver 1700 hours 30 March, 2011, Perth 0700 hours, 31 March, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has closed its previously announced sale of gas assets in the Jonah and Lookout Wash Fields in Green River Basin, Wyoming for $6.3 million to a group of private buyers, with an effective date of January 1, 2011. Samson’s cash balance following this transaction stands at US$73.3 million.

Samson has also been advised that a frac date has been set for the Earl #1-13H well and it is expected that frac operations will commence Monday April 4th. Earl #1-13H was previously drilled to a measured total depth of 17,342 feet, and a 5,700 foot liner set in the horizontal section. This horizontal section will be fracced with 20 stages and the treatment is expected to place 2.3 million pounds of proppant. This operation will take approximately five days.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 277 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.75 per ADS on March 30th, 2011 the company has a current market capitalization of approximately US$365.3 million.  Correspondingly, based on the ASX closing price of A$0.175 on March 30th, 2011, the company has a current market capitalization of A$344.7 million.  The options have been valued at their closing price of A$0.16 on March 30th, 2011 and translated to US$ at the current exchange of 1.0325 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.